Mail Stop 4561

December 21, 2006

By U.S. Mail and Facsimile to (949) 706-1475

Ryan Neely
President, Chief Financial Officer, Secretary, and Director
Format, Inc.
27126 Paseo Espada
Suite 705
San Juan Capistrano, California 92675

Re: Format, Inc.
Registration Statement on Form 10-SB
Filed December 13, 2006
File No. 0-52213

Dear Mr. Neely:

We have reviewed your amendment and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Audited Financial Statements

Note 2 – Summary of Significant Accounting Policies

Allowance for Doubtful Accounts, page F-24

1.   We note your response to comment 4 of our letter dated December 8, 2006. Based upon this response it does not appear that you are recording an expense relating to the issuance

of stock to your President on the company's behalf. In your November 13, 2006 response to comment 10 the initial entry to record the issuance of shares to the President is a debit to wage expense and credit to accounts receivable. Please reconcile for us these two responses. In addition, your disclosure states that any net difference between the shareholder advance payable and the value of stock received by your President is reflected in the statement of operations. If you did not recognize any expense related to these transactions, please revise your disclosure to exclude disclosure indicating the transactions impact your statement of operations. If you recognized expense related to this series of transaction, please quantify for us the amounts recorded and explain what the expense incurred represents from a financial reporting perspective. Your disclosure that the expense represents the net difference between shareholder advances and the value of the shares received continues to be unclear as to the nature and purpose of recognizing expense on a series of transactions that does not appear to actually result in additional costs incurred from a financial reporting or a business activity perspective.

2. We note your response to comment 5 of our letter dated December 8, 2006. In your response you state that you directly wrote off accounts receivables during the periods presented. Please revise your disclosure to address the following for the periods presented:

    - describe how you monitor the collectibility of your accounts receivables;
    - describe your procedures for determining when to reserve for estimated bad debts compared to when you directly write-off receivables;
    - quantify the amount of receivables directly written-off; and
    - ensure that the amount of bad debt expense presented on your tabular roll-forward agrees with or clearly reconciles to the amount of bad debt expense disclosed on your Statements of Operations.

    Please similarly revise your interim financial statement footnotes as appropriate.

<p style="text-align:center">*   *   *</p>

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact John Spitz, Staff Accountant, at (202) 551-3484 or Joyce Sweeney, Senior Accountant at (202) 551-3449 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas at (202) 551-3436 or me at (202) 551-3698 with any other questions.

Sincerely,

Michael Clampitt
Staff Attorney

cc: Michael J. Muellerleile, Esq.
       M2 Law Professional Corporation
       500 Newport Center Drive
       Suite 800
       Newport Beach, CA 92660